Exhibit 99.3
FOR IMMEDIATE RELEASE — DECEMBER 18, 2008 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol — PEF; AMEX Symbol — PED)
PETROFLOW ENERGY LTD. ANNOUNCES CHANGE TO INVESTOR RELATIONS TEAM
Petroflow is pleased to announce changes to our investor relations and corporate communications program.
“We have matured our organization to the point where we have decided to perform the vast majority of our investor relations function with Petroflow personnel. We have a team in place that will provide our current and future investors with a premium commitment and service. The Bubble Point Technology employed in our Oklahoma properties has been extremely successful for us and has generated widespread interest in Petroflow” said John Melton, President & CEO of Petroflow Energy Ltd.
The Company has agreed to end its relationship with Macam Limited effective January 15, 2009. Macam has been providing Petroflow with corporate communications and market development in Canada since July 2007. Duncan Moodie, Company CFO added, “we appreciate the assistance of Macam over these past eighteen months in helping us spread the word about Petroflow”. Investor Awareness Inc, a consulting firm in the US, will continue to provide corporate communications and investor relations services in the United States.
The Petroflow investor relations team will be headed by John Melton, President & CEO and Duncan Moodie, Chief Financial Officer. John Melton also added “we have secured the technology, experience and opportunity to move Petroflow forward”.
For further information, please contact:
Petroflow Energy Ltd.
John Melton, President & CEO
504-453-2926
www.petroflowenergy.com
Petroflow Energy Ltd.
Duncan Moodie, CFO
403-539-4320
www.petroflowenergy.com
Investor Awareness, Inc.
Tony Schor or James Foy
847-945-2222
www.investorawareness.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.